UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Cars.com Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14575E105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,100,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,100,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,100,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 1,900,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP NO. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,308,288
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,308,288
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,308,288*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

CO

* Includes 1,900,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP NO. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		622,505
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

622,505
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

622,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		347,899
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

347,899
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		347,899
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

347,899
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		347,899
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

347,899
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,100,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,100,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,100,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,900,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

8

CUSIP NO. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,100,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,100,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,100,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 1,900,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

9

CUSIP NO. 14575E105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,100,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,100,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,100,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 1,900,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

10

CUSIP NO. 14575E105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,100,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,100,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,900,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP NO. 14575E105

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,100,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,100,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,900,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP NO. 14575E105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,100,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,100,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,900,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP NO. 14575E105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Cars.com Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 300 S. Riverside Plaza, Suite 1000, Chicago, Illinois 60606.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;
(vi)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

14

CUSIP NO. 14575E105

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Mitchell and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 3,408,288 Shares beneficially owned by Starboard V&O Fund is approximately $86,462,275, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 1,900,000 Shares by Starboard V&O Fund is approximately $49,145,340, excluding brokerage commissions. The aggregate purchase price of the 622,505 Shares beneficially owned by Starboard S LLC is approximately $15,827,663, excluding brokerage commissions. The aggregate purchase price of the 347,899 Shares beneficially owned by Starboard C LP is approximately $8,844,053, excluding brokerage commissions. The aggregate purchase price of the 821,308 Shares held in the Starboard Value LP Account is approximately $20,881,500, excluding brokerage commissions.

15

CUSIP NO. 14575E105

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 71,625,610 Shares outstanding, as of October 25, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

16

CUSIP NO. 14575E105

A.	Starboard V&O Fund
(a)	As of the close of business on December 18, 2017, Starboard V&O Fund beneficially owned 5,308,288 Shares, including 1,900,000 Shares underlying certain forward purchase contracts.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 5,308,288
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,308,288
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on December 18, 2017, Starboard S LLC beneficially owned 622,505 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 622,505
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 622,505
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on December 18, 2017, Starboard C LP beneficially owned 347,899 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 347,899
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 347,899
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 347,899 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 347,899
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 347,899
4. Shared power to dispose or direct the disposition: 0

17

CUSIP NO. 14575E105

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 347,899 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 347,899
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 347,899
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard Value LP
(a)

As of the close of business on December 18, 2017, 821,308 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 5,308,288 Shares owned by Starboard V&O Fund, (ii) 622,505 Shares owned by Starboard S LLC, (iii) 347,899 Shares owned by Starboard C LP, and (iv) 821,308 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 7,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard Value GP
(a)

Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 5,308,288 Shares owned by Starboard V&O Fund, (ii) 622,505 Shares owned by Starboard S LLC, (iii) 347,899 Shares owned by Starboard C LP, and (iv) 821,308 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

18

CUSIP NO. 14575E105

(b)	1. Sole power to vote or direct vote: 7,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Principal Co
(a)

Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 5,308,288 Shares owned by Starboard V&O Fund, (ii) 622,505 Shares owned by Starboard S LLC, (iii) 347,899 Shares owned by Starboard C LP, and (iv) 821,308 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 7,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Principal GP
(a)

Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 5,308,288 Shares owned by Starboard V&O Fund, (ii) 622,505 Shares owned by Starboard S LLC, (iii) 347,899 Shares owned by Starboard C LP, and (iv) 821,308 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 7,100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

19

CUSIP NO. 14575E105

J.	Messrs. Smith, Mitchell and Feld
(a)

Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 5,308,288 Shares owned by Starboard V&O Fund, (ii) 622,505 Shares owned by Starboard S LLC, (iii) 347,899 Shares owned by Starboard C LP, and (iv) 821,308 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,100,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,100,000

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund entered into forward contracts with Credit Suisse as the counterparty on the dates referenced in Schedule B providing for the purchase of an aggregate of 1,900,000 Shares having an aggregate purchase price of $49,145,340 (each a “Forward Contract”). Each of the Forward Contracts has a final valuation date of June 4, 2019, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to Credit Suisse of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. Each of the Forward Contracts provides for physical settlement. Until the settlement date, none of the Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

On December 18, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

20

CUSIP NO. 14575E105

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated December 18, 2017.
99.2	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.

21

CUSIP NO. 14575E105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2017

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

22

CUSIP NO. 14575E105

 SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 14575E105

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	93,625	24.3076	11/22/2017
Purchase of Common Stock	93,625	24.3076	11/22/2017
Purchase of Common Stock	46,813	24.0402	11/24/2017
Purchase of Common Stock	46,812	24.0402	11/24/2017
Purchase of Common Stock	2,534	24.7482	11/27/2017
Purchase of Common Stock	2,534	24.7482	11/27/2017
Purchase of Common Stock	74,052	24.5285	11/27/2017
Purchase of Common Stock	74,051	24.5285	11/27/2017
Purchase of Common Stock	7,677	24.6863	11/27/2017
Purchase of Common Stock	7,677	24.6863	11/27/2017
Purchase of Common Stock	13,783	24.0791	11/28/2017
Purchase of Common Stock	13,782	24.0791	11/28/2017
Purchase of Common Stock	201,106	23.9782	11/28/2017
Purchase of Common Stock	201,105	23.9782	11/28/2017
Purchase of Common Stock	28,537	24.1777	11/28/2017
Purchase of Common Stock	28,537	24.1777	11/28/2017
Purchase of Common Stock	65,439	24.7667	11/29/2017
Purchase of Common Stock	65,439	24.7667	11/29/2017
Purchase of Common Stock	203,564	24.0825	11/29/2017
Purchase of Common Stock	203,564	24.0825	11/29/2017

CUSIP NO. 14575E105

Purchase of Common Stock	11,872	24.3100	11/29/2017
Purchase of Common Stock	11,872	24.3100	11/29/2017
Purchase of Common Stock	11,336	24.2815	11/30/2017
Purchase of Common Stock	11,335	24.2815	11/30/2017
Purchase of Common Stock	28,511	24.2335	11/30/2017
Purchase of Common Stock	28,511	24.2335	11/30/2017
Purchase of Common Stock	10,711	24.4197	11/30/2017
Purchase of Common Stock	10,711	24.4197	11/30/2017
Purchase of Common Stock	60,003	24.4048	11/30/2017
Purchase of Common Stock	60,003	24.4048	11/30/2017
Purchase of Common Stock	83,021	23.6921	12/01/2017
Purchase of Common Stock	83,021	23.6921	12/01/2017
Purchase of Common Stock	12,139	23.5619	12/01/2017
Purchase of Common Stock	12,139	23.5619	12/01/2017
Purchase of Common Stock	61,992	24.5826	12/04/2017
Sale of Common Stock	(125,000)	24.5791	12/04/2017
Purchase of Common Stock	61,992	24.5826	12/04/2017
Sale of Common Stock	(125,000)	24.5791	12/04/2017
Purchase of Common Stock	6,312	24.2993	12/04/2017
Purchase of Common Stock	6,312	24.2993	12/04/2017
Purchase of Forward Contract	250,000	24.5857	12/04/2017
Purchase of Common Stock	29,814	24.3566	12/04/2017
Purchase of Common Stock	29,814	24.3566	12/04/2017
Purchase of Common Stock	10,832	24.3083	12/04/2017
Purchase of Common Stock	10,831	24.3083	12/04/2017

CUSIP NO. 14575E105

Purchase of Common Stock	112,087	24.3051	12/04/2017
Purchase of Common Stock	83,365	24.5721	12/04/2017
Purchase of Common Stock	112,087	24.3051	12/04/2017
Purchase of Common Stock	83,365	24.5721	12/04/2017
Purchase of Common Stock	31,748	24.5229	12/04/2017
Purchase of Common Stock	31,747	24.5229	12/04/2017
Purchase of Common Stock	9,338	24.9800	12/05/2017
Sale of Common Stock	(225,000)	25.0387	12/05/2017
Purchase of Common Stock	9,337	24.9800	12/05/2017
Sale of Common Stock	(225,000)	25.0387	12/05/2017
Purchase of Forward Contract	450,000	25.0443	12/05/2017
Purchase of Common Stock	12,784	25.0862	12/05/2017
Purchase of Common Stock	12,785	25.0862	12/05/2017
Purchase of Common Stock	7,459	25.1940	12/05/2017
Purchase of Common Stock	7,769	25.1745	12/05/2017
Purchase of Common Stock	7,459	25.1940	12/05/2017
Purchase of Common Stock	7,769	25.1745	12/05/2017
Purchase of Common Stock	2,219	25.1990	12/06/2017
Purchase of Common Stock	2,218	25.1990	12/06/2017
Purchase of Common Stock	158,738	25.8425	12/06/2017
Sale of Common Stock	(50,000)	25.3902	12/06/2017
Purchase of Common Stock	158,737	25.8425	12/06/2017
Sale of Common Stock	(50,000)	25.3902	12/06/2017
Purchase of Common Stock	8,591	25.3117	12/06/2017
Purchase of Common Stock	8,590	25.3117	12/06/2017
Purchase of Forward Contract	200,000	25.5748	12/06/2017
Purchase of Common Stock	81,470	25.8351	12/06/2017

CUSIP NO. 14575E105

Purchase of Common Stock	81,470	25.8351	12/06/2017
Purchase of Common Stock	46,688	26.0019	12/06/2017
Purchase of Common Stock	46,687	26.0019	12/06/2017
Purchase of Common Stock	21,252	25.8865	12/06/2017
Purchase of Common Stock	87,544	25.6181	12/06/2017
Purchase of Common Stock	21,252	25.8865	12/06/2017
Purchase of Common Stock	87,544	25.6181	12/06/2017
Sale of Common Stock	(50,000)	25.5455	12/06/2017
Sale of Common Stock	(50,000)	25.5455	12/06/2017
Purchase of Common Stock	213,174	26.9134	12/07/2017
Purchase of Common Stock	213,174	26.9134	12/07/2017
Purchase of Forward Contract	600,000	26.4510	12/07/2017
Purchase of Common Stock	74,570	26.5011	12/07/2017
Purchase of Common Stock	74,570	26.5011	12/07/2017
Purchase of Common Stock	112,050	26.5746	12/07/2017
Purchase of Common Stock	112,050	26.5746	12/07/2017
Purchase of Common Stock	1,756	26.5474	12/07/2017
Purchase of Common Stock	46,650	27.2075	12/07/2017
Purchase of Common Stock	1,755	26.5474	12/07/2017
Purchase of Common Stock	46,650	27.2075	12/07/2017
Sale of Common Stock	(300,000)	26.4401	12/07/2017
Sale of Common Stock	(300,000)	26.4401	12/07/2017
Purchase of Common Stock	74,700	26.7541	12/11/2017
Purchase of Common Stock	74,700	26.7541	12/11/2017
Purchase of Forward Contract	200,000	26.6907	12/11/2017
Purchase of Common Stock	37,350	26.6812	12/11/2017
Purchase of Common Stock	37,350	26.6812	12/11/2017
Purchase of Common Stock	18,675	26.8229	12/11/2017
Purchase of Common Stock	18,675	26.8229	12/11/2017
Sale of Common Stock	(100,000)	26.6866	12/11/2017
Sale of Common Stock	(100,000)	26.6866	12/11/2017

Purchase of Common Stock	58,266	26.8989	12/12/2017
Purchase of Common Stock	58,266	26.8989	12/12/2017
Purchase of Common Stock	44,596	26.9390	12/12/2017
Purchase of Common Stock	44,596	26.9390	12/12/2017
Purchase of Common Stock	9,188	27.0059	12/12/2017
Purchase of Common Stock	9,188	27.0059	12/12/2017
Sale of Common Stock	(100,000)	27.0120	12/12/2017
Sale of Common Stock	(100,000)	27.0120	12/12/2017
Purchase of Common Stock	74,700	27.0150	12/12/2017
Purchase of Common Stock	74,700	27.0150	12/12/2017
Purchase of Forward Contract	200,000	27.0264	12/12/2017
Purchase of Common Stock	9,338	27.2000	12/13/2017
Purchase of Common Stock	9,337	27.2000	12/13/2017
Purchase of Common Stock	46,688	27.2342	12/13/2017
Purchase of Common Stock	46,687	27.2342	12/13/2017
Purchase of Common Stock	37,350	27.3952	12/14/2017
Purchase of Common Stock	37,350	27.3952	12/14/2017
Purchase of Common Stock	32,363	27.3866	12/15/2017
Purchase of Common Stock	32,362	27.3866	12/15/2017

Purchase of Common Stock	28,012	27.9622	12/18/2017
Purchase of Common Stock	28,013	27.9622	12/18/2017

CUSIP NO. 14575E105

Starboard Value and Opportunity S LLC

Purchase of Common Stock	21,750	24.3076	11/22/2017
Purchase of Common Stock	10,875	24.0402	11/24/2017
Purchase of Common Stock	589	24.7482	11/27/2017
Purchase of Common Stock	17,203	24.5285	11/27/2017
Purchase of Common Stock	1,783	24.6863	11/27/2017
Purchase of Common Stock	3,202	24.0791	11/28/2017
Purchase of Common Stock	46,719	23.9782	11/28/2017
Purchase of Common Stock	6,629	24.1777	11/28/2017
Purchase of Common Stock	15,202	24.7667	11/29/2017
Purchase of Common Stock	47,290	24.0825	11/29/2017
Purchase of Common Stock	2,758	24.3100	11/29/2017
Purchase of Common Stock	2,633	24.2815	11/30/2017
Purchase of Common Stock	6,623	24.2335	11/30/2017
Purchase of Common Stock	2,488	24.4197	11/30/2017
Purchase of Common Stock	13,939	24.4048	11/30/2017
Purchase of Common Stock	19,561	23.6921	12/01/2017
Purchase of Common Stock	2,860	23.5619	12/01/2017
Purchase of Common Stock	14,606	24.5826	12/04/2017
Purchase of Common Stock	1,487	24.2993	12/04/2017

CUSIP NO. 14575E105

Purchase of Common Stock	7,025	24.3566	12/04/2017
Purchase of Common Stock	2,552	24.3083	12/04/2017
Purchase of Common Stock	26,409	24.3051	12/04/2017
Purchase of Common Stock	19,642	24.5721	12/04/2017
Purchase of Common Stock	7,480	24.5229	12/04/2017
Purchase of Common Stock	2,200	24.9800	12/05/2017
Purchase of Common Stock	3,013	25.0862	12/05/2017
Purchase of Common Stock	1,757	25.1940	12/05/2017
Purchase of Common Stock	1,830	25.1745	12/05/2017
Purchase of Common Stock	523	25.1990	12/06/2017
Purchase of Common Stock	37,400	25.8425	12/06/2017
Purchase of Common Stock	2,024	25.3117	12/06/2017
Purchase of Common Stock	19,195	25.8351	12/06/2017
Purchase of Common Stock	11,000	26.0019	12/06/2017
Purchase of Common Stock	5,007	25.8865	12/06/2017
Purchase of Common Stock	20,626	25.6181	12/06/2017
Purchase of Common Stock	50,226	26.9134	12/07/2017
Purchase of Common Stock	17,569	26.5011	12/07/2017
Purchase of Common Stock	26,400	26.5746	12/07/2017
Purchase of Common Stock	414	26.5474	12/07/2017
Purchase of Common Stock	10,991	27.2075	12/07/2017
Purchase of Common Stock	17,600	26.7541	12/11/2017
Purchase of Common Stock	8,800	26.6812	12/11/2017
Purchase of Common Stock	4,400	26.8229	12/11/2017

Purchase of Common Stock	13,728	26.8989	12/12/2017
Purchase of Common Stock	10,507	26.9390	12/12/2017
Purchase of Common Stock	2,165	27.0059	12/12/2017
Purchase of Common Stock	17,600	27.0150	12/12/2017
Purchase of Common Stock	2,200	27.2000	12/13/2017
Purchase of Common Stock	11,000	27.2342	12/13/2017
Purchase of Common Stock	8,800	27.3952	12/14/2017
Purchase of Common Stock	7,625	27.3866	12/15/2017

Purchase of Common Stock	6,600	27.9622	12/18/2017

CUSIP NO. 14575E105

Starboard Value and Opportunity C LP

Purchase of Common Stock	12,250	24.3076	11/22/2017
Purchase of Common Stock	6,125	24.0402	11/24/2017
Purchase of Common Stock	331	24.7482	11/27/2017
Purchase of Common Stock	9,689	24.5285	11/27/2017
Purchase of Common Stock	1,005	24.6863	11/27/2017
Purchase of Common Stock	1,803	24.0791	11/28/2017
Purchase of Common Stock	26,313	23.9782	11/28/2017
Purchase of Common Stock	3,734	24.1777	11/28/2017
Purchase of Common Stock	8,562	24.7667	11/29/2017
Purchase of Common Stock	26,635	24.0825	11/29/2017
Purchase of Common Stock	1,553	24.3100	11/29/2017
Purchase of Common Stock	1,483	24.2815	11/30/2017
Purchase of Common Stock	3,731	24.2335	11/30/2017
Purchase of Common Stock	1,401	24.4197	11/30/2017
Purchase of Common Stock	7,851	24.4048	11/30/2017
Purchase of Common Stock	10,892	23.6921	12/01/2017
Purchase of Common Stock	1,592	23.5619	12/01/2017
Purchase of Common Stock	8,133	24.5826	12/04/2017
Purchase of Common Stock	828	24.2993	12/04/2017
Purchase of Common Stock	3,911	24.3566	12/04/2017
Purchase of Common Stock	1,421	24.3083	12/04/2017
Purchase of Common Stock	14,705	24.3051	12/04/2017
Purchase of Common Stock	10,937	24.5721	12/04/2017
Purchase of Common Stock	4,165	24.5229	12/04/2017
Purchase of Common Stock	1,225	24.9800	12/05/2017

CUSIP NO. 14575E105

Purchase of Common Stock	1,677	25.0862	12/05/2017
Purchase of Common Stock	979	25.1940	12/05/2017
Purchase of Common Stock	1,019	25.1745	12/05/2017
Purchase of Common Stock	291	25.1990	12/06/2017
Purchase of Common Stock	20,825	25.8425	12/06/2017
Purchase of Common Stock	1,127	25.3117	12/06/2017
Purchase of Common Stock	10,688	25.8351	12/06/2017
Purchase of Common Stock	6,125	26.0019	12/06/2017
Purchase of Common Stock	2,788	25.8865	12/06/2017
Purchase of Common Stock	11,485	25.6181	12/06/2017
Purchase of Common Stock	27,967	26.9134	12/07/2017
Purchase of Common Stock	9,783	26.5011	12/07/2017
Purchase of Common Stock	14,700	26.5746	12/07/2017
Purchase of Common Stock	230	26.5474	12/07/2017
Purchase of Common Stock	6,120	27.2075	12/07/2017
Purchase of Common Stock	9,800	26.7541	12/11/2017
Purchase of Common Stock	4,900	26.6812	12/11/2017
Purchase of Common Stock	2,450	26.8229	12/11/2017

Purchase of Common Stock	7,644	26.8989	12/12/2017
Purchase of Common Stock	5,851	26.9390	12/12/2017
Purchase of Common Stock	1,205	27.0059	12/12/2017
Purchase of Common Stock	9,800	27.0150	12/12/2017
Purchase of Common Stock	1,225	27.2000	12/13/2017
Purchase of Common Stock	6,125	27.2342	12/13/2017
Purchase of Common Stock	4,900	27.3952	12/14/2017
Purchase of Common Stock	4,245	27.3866	12/15/2017

Purchase of Common Stock	3,675	27.9622	12/18/2017

CUSIP NO. 14575E105

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	28,750	24.3076	11/22/2017
Purchase of Common Stock	14,375	24.0402	11/24/2017
Purchase of Common Stock	778	24.7482	11/27/2017
Purchase of Common Stock	22,739	24.5285	11/27/2017
Purchase of Common Stock	2,358	24.6863	11/27/2017
Purchase of Common Stock	4,232	24.0791	11/28/2017
Purchase of Common Stock	61,755	23.9782	11/28/2017
Purchase of Common Stock	8,763	24.1777	11/28/2017
Purchase of Common Stock	20,095	24.7667	11/29/2017
Purchase of Common Stock	62,510	24.0825	11/29/2017
Purchase of Common Stock	3,645	24.3100	11/29/2017
Purchase of Common Stock	3,481	24.2815	11/30/2017
Purchase of Common Stock	8,755	24.2335	11/30/2017
Purchase of Common Stock	3,289	24.4197	11/30/2017
Purchase of Common Stock	18,425	24.4048	11/30/2017
Purchase of Common Stock	25,785	23.6921	12/01/2017
Purchase of Common Stock	3,770	23.5619	12/01/2017
Purchase of Common Stock	19,253	24.5826	12/04/2017
Purchase of Common Stock	1,961	24.2993	12/04/2017
Purchase of Common Stock	9,260	24.3566	12/04/2017
Purchase of Common Stock	3,364	24.3083	12/04/2017
Purchase of Common Stock	34,812	24.3051	12/04/2017
Purchase of Common Stock	25,891	24.5721	12/04/2017
Purchase of Common Stock	9,860	24.5229	12/04/2017
Purchase of Common Stock	2,900	24.980	12/05/2017
Purchase of Common Stock	3,971	25.0862	12/05/2017
Purchase of Common Stock	2,316	25.1940	12/05/2017
Purchase of Common Stock	2,413	25.1745	12/05/2017
Purchase of Common Stock	689	25.1990	12/06/2017
Purchase of Common Stock	49,300	25.8425	12/06/2017

CUSIP NO. 14575E105

Purchase of Common Stock	2,668	25.3117	12/06/2017
Purchase of Common Stock	25,303	25.8351	12/06/2017
Purchase of Common Stock	14,500	26.0019	12/06/2017
Purchase of Common Stock	6,601	25.8865	12/06/2017
Purchase of Common Stock	27,189	25.6181	12/06/2017
Purchase of Common Stock	66,207	26.9134	12/07/2017
Purchase of Common Stock	23,160	26.5011	12/07/2017
Purchase of Common Stock	34,800	26.5746	12/07/2017
Purchase of Common Stock	545	26.5474	12/07/2017
Purchase of Common Stock	14,489	27.2075	12/07/2017
Purchase of Common Stock	23,200	26.7541	12/11/2017
Purchase of Common Stock	11,600	26.6812	12/11/2017
Purchase of Common Stock	5,800	26.8229	12/11/2017

Purchase of Common Stock	18,096	26.8989	12/12/2017
Purchase of Common Stock	13,850	26.9390	12/12/2017
Purchase of Common Stock	2,854	27.0059	12/12/2017
Purchase of Common Stock	23,200	27.0150	12/12/2017
Purchase of Common Stock	2,900	27.2000	12/13/2017
Purchase of Common Stock	14,500	27.2342	12/13/2017
Purchase of Common Stock	11,600	27.3952	12/14/2017
Purchase of Common Stock	10,051	27.3866	12/15/2017
Purchase of Common Stock	8,700	27.9622	12/18/2017